 NXT Energy Solutions Inc. Announces Management Change

CALGARY, ALBERTA, MAY 17, 2016 – NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD; OTC QB:NSFDF) announces that Bev Stewart has joined the Company as VP Finance and Chief Financial Officer. Bev is a CPA with over 20 years’ experience in senior financial roles within the international energy and oil and gas industries. She was formerly Chief Financial Officer of TransCanada Turbines Ltd (TCT), a joint venture company owned by TransCanada Pipelines and Wood Group Plc.

Bev is succeeding Greg Leavens who has served as NXT’s VP Finance and CFO since July 2011.

As CFO of TCT, Bev was instrumental in the successful growth of the organisation into international markets such as South America, the Middle East and Asia. She has an impressive track record in negotiating large foreign contracts and her many years of dealing with the complex commercial and tax matters in these regions will be of great value to NXT. During her tenure at TCT, Bev made significant improvements to the financial strength of the organisation. Under her direction, the business decreased its borrowings by over 50% as a result of reducing costs and improving capital management.

“We are excited to welcome Bev to the NXT management team” said George Liszicasz, President and CEO of NXT. “Her extensive knowledge and experience in dealing in overseas markets will provide much needed support and leadership to our team as we continue to develop new opportunities.”

“NXT and the Board of Directors wish to thank Greg for his contributions over the past 5 years and wish him the best in his future endeavors.”

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

 Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2015 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Bev Stewart	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	1-866-684-6730 / 604-684-6730
403-206-0807	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

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